05037218

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 25 2005

SEC FILE NUMBER
8- 51580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVINCI CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 CAMBRIDGE STREET
(No. and Street)

CAMBRIDGE (City) MA (State) 02141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY L. HOWGATE (207) 775-3451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FORTIN, HOWGATE & HARMON
(Name – *if individual, state last, first, middle name*)

210 WESTERN AVENUE (Address) SO PORTLAND (City) ME (State) 04106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. McAvoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVINCI CAPITAL MANAGEMENT, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Cynthia D. Murray

Notary Public

My Commission expires 2-26-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVINCI CAPITAL MANAGEMENT, INC.
CAMBRIDGE, MASSACHUSETTS

FINANCIAL REPORT
YEAR ENDED
DECEMBER 31, 2004

FORTIN, HOWGATE & HARMON

Certified Public Accountants
South Portland, Maine

DAVINCI CAPITAL MANAGEMENT, INC.
DECEMBER 31, 2004

INDEX

FORTIN, HOWGATE & HARMON
Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

February Fifteen
2 0 0 5

Independent Auditors' Report

Board of Directors
Davinci Capital Management, Inc.
Cambridge, Massachusetts

We have audited the accompanying balance sheets of Davinci Capital Management, Inc. as of December 31, 2004 and 2003 and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Davinci Capital Management, Inc. at December 31, 2004 and 2003 and the results of its operations, cash flows, and changes in stockholders' equity for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information (Schedules 1 through 3) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fortin, Howgate + Harmon

DAVINCI CAPITAL MANAGEMENT, INC.
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(See Independent Auditors' Report)

ASSETS

	2004	2003
CURRENT ASSETS:		
Cash	$ 19,917	$ 27,491
Commissions Receivable	4,883	1,292
Prepaid Expenses	6,693	5,869
Total Current Assets	31,493	34,652
PROPERTY AND EQUIPMENT:		
Office Equipment	5,320	2,427
Leasehold Improvements	4,056	0
	9,376	2,427
Less: Accumulated Depreciation	2,072	539
	7,304	1,888
OTHER ASSETS:		
Cash - Clearing Deposit	5,026	5,005
Investments	8,100	3,900
Loan to Employee	2,100	2,100
	15,226	11,005
TOTAL ASSETS	$ 54,023	$ 47,545

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES:		
Accounts Payable And Accrued Expenses	$ 11,250	$ 5,794
Total Current Liabilities	11,250	5,794
STOCKHOLDERS' EQUITY:		
Common Stock, No Par;		
Authorized 10,000 Class A Voting Shares and 10,000 Class B Non Voting Shares		
Issued 900 Class A Voting Shares	18,000	18,000
Paid in Capital	232,300	222,910
Retained Earnings (Deficit)	(207,527)	(199,159)
	42,773	41,751
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 54,023	$ 47,545

See Notes to Financial Statements.

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(See Independent Auditors' Report)

	2004	2003
REVENUES:		
Commission Income	$ 205,316	$ 172,502
Financial Planning Fees	9,000	0
	214,316	172,502
EXPENSES:		
Salaries and Wages	103,781	100,132
Commissions Paid	46,689	22,671
Regulatory Expenses	17,813	10,084
Payroll and Other Taxes	8,764	7,741
Insurance	12,152	6,220
Professional Fees	13,751	13,677
Advertising	68	874
Computer and IT Expenses	1,689	2,114
Continuing Education	65	657
Depreciation and Amortization	1,533	539
Dues and Subscriptions	915	910
Telephone	1,514	1,303
Office Rent	6,500	0
Equipment Rental	1,153	0
Office Supplies and Expense	3,346	0
Travel and Entertainment	1,612	0
Utilities	544	0
Miscellaneous	795	1,274
	222,684	168,196
Less: Reimbursed Expenses	0	7,427
	222,684	160,769
NET INCOME (LOSS)	$ (8,368)	$ 11,733

See Notes to Financial Statements.

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 and 2003
(See Independent Auditors' Report)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ (8,368)	$ 11,733
Adjustments to Reconcile Net Income To Net Cash Provided by Operating Activities:		
Depreciation and Amortization	1,533	539
Changes in Assets and Liabilities:		
Commissions Receivable	(3,591)	2,084
Prepaid Expenses	(824)	(3,132)
Accounts Payable and Accrued Expenses	5,456	(557)
Net Cash (Used) Provided by Operating Activities	(5,794)	10,667
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of Office Equipment	(6,949)	(2,427)
(Increase) Reduction of Cash-Clearing Account	(21)	9,995
Acquisition of Investments	(4,200)	(3,900)
Net Cash (Used) Provided By Investing Activities	(11,170)	3,668
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additions to Paid-In Capital	9,390	3,900
NET (DECREASE) INCREASE IN CASH	(7,574)	18,235
CASH AT BEGINNING OF YEAR	27,491	9,256
CASH AT END OF YEAR	$ 19,917	$ 27,491

See Notes to Financial Statements.

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003
(See Independent Auditors' Report)

	Common Stock	Paid In Capital	Retained Earnings (Deficit)	Total
Balance - December 31, 2002	$ 18,000	$ 219,010	$ (210,892)	$ 26,118
Capital Contributions - 2003		3,900		3,900
Net Income - 2003			11,733	11,733
Balance - December 31, 2003	$ 18,000	$ 222,910	$ (199,159)	$ 41,751
Capital Contributions - 2004		9,390		9,390
Net (Loss) - 2004			(8,368)	(8,368)
Balance - December 31, 2004	$ 18,000	$ 232,300	$ (207,527)	$ 42,773

See Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity:

Davinci Capital Management, Inc. (the Company) was incorporated in December of 1998. The Company began preoperating activities in April of 1999 and received authorization from the National Association of Securities Dealers, Inc. to commence business operations in September of 1999. The Company is a broker-dealer engaged primarily in transactions in securities. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investor Protection Corporation).

Cash Equivalents:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment:

Expenditures for property and equipment, and for renewals and betterments which extend the originally estimated useful life of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense. When properties are disposed of, the related cost and accumulated depreciation are removed and gain or loss is included in the results of operations.

Depreciation for financial reporting purposes is provided for principally on the straight line basis over the estimated useful life of the assets.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could defer from those estimates.

NOTE 2 - CASH - CLEARING DEPOSIT

The Company has a $5,026 interest bearing cash deposit account with Westminster Financial Securities, Inc. Davinci is required to keep the account at a minimum of $5,000 as long as it clears its transactions with Westminster.

NOTE 3 - INVESTMENTS:

During the years 2003 and 2004, the Company acquired common stock of The National Association of Securities Dealers, Inc.

As of December 31, 2004 and 2003, there was no market for these investments and accordingly, are considered non-allowable assets for purposes of net capital computation.

NOTE 4 - AFFILIATION

Davinci Capital Management, Inc. is owned one hundred percent by Airgead, LLC.

NOTE 5 - INCOME TAXES:

Davinci Capital Management, which is a C-Corporation, has elected not to assign a value to it's available net operating loss.

NOTE 6 - ADVERTISING:

Direct response advertising consists of various forms of media advertising.

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, not exceed fifteen times net capital, as defined. At December 31, 2004, the Company's net capital for regulatory purposes was $13,693, which exceeded its required net capital of $5,000 by $8,693, and the percentage of aggregate indebtedness to net capital was 82.15%.

NOTE 8 - COMMITMENTS:

The Company leases office space in Cambridge, MA. The term of the lease is for five years commencing June 1, 2004. The monthly rental is $1,000. The Company also leases office equipment on a five-year term at $162.63 per month commencing July 1, 2004.

Future minimum payments under the leases as of December 31, 2004 are as follows:

2005	$	13,952
2006	$	13,952
2007	$	13,952
2008	$	13,952
2009	$	5,956
	$	61,764

ADDITIONAL INFORMATION

DAVINCI CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

CREDITS:	
Stockholders' Equity	$ 42,773
DEBITS:	
Commissions Receivable	4,883
Prepaid Expenses	6,693
Property And Equipment	7,304
Investments	8,100
Loan To Employee	2,100
	29,080
Total Capital	13,693
MINIMUM NET CAPITAL - THE GREATER OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $750 OR $5000.	5,000
Excess Net Capital	$ 8,693
TOTAL AGGREGATE INDEBTEDNESS:	
Accounts Payable and Accrued Expenses	$ 11,250
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	82.15%

DAVINCI CAPITAL MANAGEMENT, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
DECEMBER 31, 2004

NET CAPITAL AS REPORTED IN COMPANY'S DECEMBER 31, 2001 UNAUDITED FILING OF PART IIA OF FORM X-17A-5	$ 14,065
NET AUDIT ADJUSTMENTS	(372)
NET CAPITAL AS REPORTED ON SCHEDULE 1 OF THE ADDITIONAL INFORMATION	$ 13,693

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

FORTIN, HOWGATE & HARMON
Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

February Fifteen
2 0 0 5

Board of Directors
Davinci Capital Management, Inc.
Cambridge, Massachusetts

In planning and performing our audit of the financial statements of Davinci Capital Management, Inc. at and for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Davinci Capital Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedure for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Fortin, Howgate + Harmon